Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN TECHNOLOGY REPORTS

RECORD FISCAL Q1 REVENUES AND

RECORD QUARTERLY PROFIT

LRAD® Sales Growth Ignites Strong Start to Fiscal 2010

SAN DIEGO, CA, February 2, 2010 – American Technology Corporation (ATC) (NASDAQ: ATCO), the innovator and distributor of the Long Range Acoustic Device™ (LRAD®) product line, today reported record fiscal Q1 revenues of $5.3 million and a record quarterly profit of $1.8 million, or $0.06 per diluted share, for its fiscal 2010 first quarter ended December 31, 2009.

“With the solid technology and product foundation we have implemented, we believe these results are a harbinger of continued business growth over the next several years,” stated Tom Brown, president and chief executive officer of American Technology Corporation. “We are continuing to expand our market opportunities in many diverse applications where our proprietary LRAD systems have proven effective in communicating over distance to hail and notify, determine intent, resolve uncertain situations, preserve and control wildlife, and even save lives on both sides of the Long Range Acoustic Device.”

Revenues for fiscal Q1 2010 increased 114% over the $2.5 million in revenues recorded in fiscal Q1 2009.

Gross profit for fiscal Q1 2010 was $3.1 million, or 57% of revenues, compared to $1.1 million, or 46% of revenues, for the quarter ended December 31, 2008. The increase in gross profit was due to higher revenue in the quarter, increased absorption of fixed costs and decreased product cost resulting from improved manufacturing efficiencies and savings from higher volume component purchasing.

Operating expenses for fiscal Q1 2010 decreased by 14% to $1.8 million, compared to $2.0 million for the same period in the prior year. Non-cash share-based compensation expense decreased by $421,000, offset by an increase in commission expense of $173,000.

Net income for fiscal Q1 2010 was $1.8 million or $0.06 per diluted share, compared to a net loss of $881,000 or $(0.03) per diluted share for the same period last year. Net income included $597,000 in non-cash, unrealized gain on the revaluation of derivatives related to warrant instruments resulting from the adoption of a new accounting pronouncement. On a non-GAAP basis, excluding the cost of non-cash share-based compensation expense of $151,000, and excluding the non-cash unrealized gain on derivative revaluation related to warrants of $597,000, fiscal Q1 2010 resulted in non-GAAP net income of $1.4 million, compared to a non-GAAP net loss of $313,000 in fiscal Q1 2009 after excluding $568,000 of non-cash share-based expense.

Brown concluded, “While our quarterly results will remain uneven, this fiscal year we anticipate a third consecutive year of record revenue growth and our first profitable fiscal year.”

About American Technology Corporation

American Technology Corporation is providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device™ (LRAD®) and other directed sound technologies comprise the core of an expanding portfolio of products being used around the world in diverse applications including, global military deployments, maritime security, critical infrastructure and commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about ATC and its directed sound products, please visit the company’s web site at www.atcsd.com.

Non-GAAP Financial Measure

In addition to disclosing financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP), this press release contains a non-GAAP financial measure: non-GAAP net income (loss). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Non-GAAP net income (loss) in this press release is defined as net income (loss) plus non-cash share-based compensation expenses and less non-cash unrealized gain on derivative revaluation.

The Company’s management believes its non-GAAP financial measure provides meaningful supplemental information allowing investors to evaluate results that management uses internally and, with respect to the derivative revaluation, for determining employee bonuses in the current year. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use to compute non-cash share-based expense, management believes that providing a non-GAAP financial measure excluding share-based expenses, even though a recurring expense, allows investors to compare its results with those of other companies. Management also believes the non-cash derivative revaluation will not be a recurring item after the current warrants expire in August 2010.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2009. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000’s omitted)

	December 31, 2009 (Unaudited)	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$4,840	$5,103
Accounts receivable, net	2,415	1,463
Inventories, net	3,193	3,068
Prepaid expenses and other	281	194

Total current assets	10,729	9,828
Equipment, net	192	231
Patents, net	835	897
Deposits	58	58

Total assets	$11,814	$11,014

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,187	$960
Accrued liabilities	1,361	2,010

Total current liabilities	2,548	2,970

Total stockholders’ equity	9,266	8,044

Total liabilities and stockholders’ equity	$11,814	$11,014

American Technology Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

(Unaudited)

	For the three months ended December 31,
	2009	2008
Revenues	$5,346	$2,493
Cost of revenues	2,287	1,351

Gross profit	3,059	1,142

Operating expenses:
Selling, general and administrative	1,198	1,587
Research and development	552	452

Total operating expenses	1,750	2,039

Gain (loss) from operations	1,309	(897)
Other income	596	16

Net income (loss) before provision for income taxes	1,905	(881)
Provision for income taxes	(86)	—

Net income (loss)	$1,819	$(881)

Net income (loss) per common share - basic and diluted	$0.06	$(0.03)

Weighted average common shares outstanding
Basic	30,552,498	30,535,207

Diluted	31,130,400	30,535,207